Exhibit 99.1

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Montreal, Canada, September 7, 2004 – Mamma.com Inc., (the “Company”), (NASDAQ:MAMA), is pleased to announce that it has filed a notice of intention with the Ontario Securities Commission to make a normal course issuer bid, to repurchase up to a maximum of 600,000 common shares of Mamma.com Inc., an amount representing less than 5% of the issued and outstanding common shares of Mamma.com Inc. The normal course issuer bid will take place over a twelve month period commencing on the 8th day of September, 2004 and ending on the 7th day of September, 2005. The Company reserves the right to discontinue the normal course issuer bid at any time.

David Goldman, Mamma.com’s Executive Chairman said: “At June 30, 2004, cash and cash equivalents were $27 million and, over the past four quarters, $3.3 million of cash flow was generated from continuing operations. Revenue for the July 2003 through June 2004 period was $13.2 million compared to $6.1 million in the preceding 12-month period. We are committed to maximizing the return to our shareholders and our current financial strength will permit us to conclude mergers and acquisitions to enhance the Company’s profitability. This normal course issuer bid will permit the Company to utilize its financial resources for the purpose of acquiring the Company’s common shares to enhance earnings per share.”

The above purchase will be made through the facilities of the NASDAQ stock market in open market transactions effected at prevailing market prices from time to time. The reason for the normal course issuer bid is to increase the earnings per share of Mamma.com Inc. by reducing the number of outstanding common shares of Mamma.com Inc.

About Mamma.com Inc.

Mamma Media Solutions™ is focused on providing first-rate quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet. Mamma Media Solutions™ is equally focused on being one of the leading providers of online marketing solutions to advertisers as its integrated offer includes keyword search listings, numerous sizes of graphic ad units and opt-in email marketing solutions. Mamma Media Solutions™ maintains a large publisher network on which it distributes search and graphic ad units for its advertisers. The Company also holds minority interests in analog integrated circuit products, and in the new media and telecommunications sectors.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission.

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FOR INFORMATION PLEASE CONTACT:

David Goldman
Executive Chairman
Mamma.com Inc.
Telephone Toll Free: (877) 289-4682 #117
Telephone Local: (514) 908-4317
Email: dgoldman@mamma.com
Web site: www.mammainc.com

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